(FORMERLY VIZSLA RESOURCES CORP.)

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED

APRIL 30, 2021

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2021

BASIS OF DISCUSSION & ANALYSIS AND DATE

This Management Discussion and Analysis ("MD&A") of the financial position and results of Vizsla Silver Corp. (the "Company" or "Vizsla") should be read in conjunction with the Company's audited consolidated financial statements for the years ended April 30, 2021 and 2020. The MD&A was prepared to conform to National Instrument 51-102F1 and was approved by the Board of Directors prior to its release. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Forward-Looking Statement disclaimer included with this MD&A.

The audited consolidated financial statements and MD&A are presented in Canadian dollars, unless otherwise indicated, and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The statements and any summary of results presented in the MD&A were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Please consult the audited consolidated financial statements for the years ended April 30, 2021 and 2020, for more complete financial information.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

DATE

This MD&A has been prepared based on information available to the Company as of August 24, 2021.

OVERALL PERFORMANCE

NATURE OF BUSINESS

Vizsla Silver Corp. was incorporated as Vizsla Capital Corp. under the Business Corporations Act (British Columbia) on September 26, 2017. On March 6, 2018, the Company changed its name to Vizsla Resources Corp. The shares of the Company are trading on the TSX Venture Exchange under the symbol "VZLA". On February 8, 2021, the Company changed its name to Vizsla Silver Corp. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts its operations in Mexico and Canada.

The head office and principal address of the Company is located at #700 -1090 West Georgia Street, Vancouver, B.C. V6E 3V7.

The Company has no substantial revenue and supports its operations through the sale of equity or assets such as mineral properties. The value of any mineral property is dependent upon the existence or potential existence of economically recoverable mineral reserves. See section related to "Risk Factors" in this statement.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2021

OVERALL PERFORMANCE, CONTINUED

FINANCING

On June 3, 2021, the Company announced closing of the bought deal prospectus offering of 27,600,000 units of the Company (the "Units") at a price of C$2.50 per Unit for aggregate gross proceeds of C$69,000,000, which includes the exercise in full of the underwriter's over-allotment option for 3,600,000 Units (the "Public Offering"). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company until December 3, 2022, at a price of C$3.25.

In consideration for the services provided by the Underwriter in connection with the Public Offering, on closing the Company paid to the Underwriter a cash commission equal to 6% of the gross proceeds raised under the Public Offering, other than in respect of sales of the Public Offering to the Company's president's list (the "President's List") for which the Company paid a cash commission equal to 3%. As further consideration for the services provided by the Underwriters in connection with the Public Offering, on closing the Company issued broker warrants to the Underwriters, exercisable at any time on or before December 3, 2022, to acquire that number of common shares of the Company which is equal to 6% of the number of Units sold under the Public Offering (3% in respect of the President's List) at an exercise price of C$2.50.

On June 21, 2021, the Company announced completion of a non-brokered private placement (the "Private Placement") previously announced on June 3, 2021. The Company issued a total of 1,690,000 units (the "Units") at a price of C$2.50 per unit for gross proceeds of C$4,225,000. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Private Placement Warrant"). Each Private Placement Warrant entitles the holder to acquire one common share of the Company for 18 months from the closing of the Private Placement at a price of C$3.25. The Company paid cash finder's fees equal to 6% of the gross proceeds and issued broker warrants of the Company, exercisable at any time on or before December 18, 2022, to acquire that number of common shares in the capital of the Company which is equal to 6% of the number of Units sold under the Private Placement at an exercise price of C$2.50.

During the year ended April 30, 2021, the Company issued common shares of the Company (the "Shares") as follow:

On June 18, 2020, the Company closed a prospectus offering whereby it issued 10,752,500 common shares of the Company at a price of $0.43 per common share for gross proceeds of $4,623,575. In connection with the prospectus offering, the Company paid finders fees and general share issuance costs of $419,440 and issued 645,150 finders warrants entitling the holder to purchase an additional common share of the Company at $0.43 per share for a period of two years. The fair value of the finders' warrants is $135,034

On July 30, 2020, the Company closed a brokered private placement whereby it issued 16,043,000 units of the Company at a price of $1.87 per unit for gross proceeds of $30,000,410. Each unit consists of one common share and one warrant, which is exercisable at $2.40 and expiring July 30, 2022. The value allocated to warrant was $Nil. In connection with the financing, the Company paid finders fees and general share issuance costs of $2,090,223 and issued 962,582 finders warrants entitling the holder to purchase an additional common share of the Company at $1.87 per share for a period of two years. The fair value of the finders' warrants is $1,225,053.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2021

OVERALL PERFORMANCE, CONTINUED

FINANCING, CONTINUED

On July 30, 2020, the Company closed a non-brokered private placement whereby it issued 240,000 units of the Company at a price of $1.87 per unit for gross proceeds of $448,800. Each unit consist of one common share and one warrant, which is exercisable at $2.40 and expiring on July 30, 2022. The value allocated to warrant was $Nil. In connection with the financing, the Company paid finders fees and general share issuance costs of $20,305.

During the year ended April 30, 2021, 6,173,388 warrants and 1,936,000 options were exercised for proceeds of $2,535,650.

During the year ended April 31, 2021, 28,508 shares were issued for consulting services and $41,468 was recognized as the fair value of these issued shares.

During the year the Company received an approval to use ATM financing to raise capital up to $150 million. As of April 30, 2021, or the date of filing these statements the Company has not used this facility.

USE OF PROCEEDS

Net proceeds of the financings are being used to advance the Company's flagship project Panuco - Copala project in Mexico. Subsequent to the yearend the Company exercised the option agreements related to the project. A cash payment of $25.3 million was made to the vendor as part of the settlement agreement.

The Company will continue to evaluate and acquire future growth opportunities including strengthening the land holding in the district.

The Company also will continue the current +100,000 metres resource/discovery-based drill program with an intention of reporting of maiden resource estimate on the Napoleon and Tajitos veins by the end of March 2022.

EXERCISE OF STOCK OPTIONS AND WARRANTS

During the year ended April 30, 2021, 6,173,388 warrants and 1,936,000 options were exercised for gross proceeds of $2,535,650.

SPINOUT

On June 20, 2021, the Company announced that at its special meeting of shareholders held June 15, 2021, all of the resolutions were duly passed, including the special resolution to approve the proposal plan of arrangement (the "Arrangement") pursuant to which Vizsla Silver will spin-out its British Columbia copper exploration assets to Vizsla Copper Corp. ("Vizsla Copper" or "SpinCo"). Also, on June 21, 2021, the Supreme Court of British Columbia approved the Arrangement under the terms of the Business Corporations Act (British Columbia). Common shares of Vizsla Copper (the "SpinCo Shares") will be distributed to shareholders of Vizsla Silver (the "Shareholders") on the basis of one Vizsla Copper share for every three common shares of Vizsla Silver. The Arrangement will not result in any change to a shareholder's ownership of Vizsla Silver. The majority of shareholders (those who hold their shares through their broker) will receive their SpinCo Shares with no further action. Once the Arrangement becomes effective, Shareholders will own shares in both public companies:

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2021

SPINOUT, CONTINUED

(i) Vizsla Copper, which will focus on the 100% owned Blueberry copper project located in the Babine porphyry belt of Central British Columbia and the option to acquire a 60% interest in the Carruthers Pass copper property located 200 kilometres north of Smithers, British Columbia, and

(ii) Vizsla Silver, which will continue to advance the Panuco Copala silver-gold project in Mexico.

EXPLORATION

PANUCO-COPALA PROJECT - MEXICO

During the year ended April 30, 2021, the Company continued exploration program at Panuco-Copala flagship project with an aggressive drill program. The exploration program has comprised prospecting and detailed mapping and systematic sampling of surface and underground exposures which led to diamond drilling. Drilling has been carried out at nine prospects thus far with 33,500 metres of drilling carried out to date. Results thus far have been encouraging and an expanded a program is planned for 2021.

CARRUTHERS PASS - CANADA

On March 15, 2021, the Company announced entering into an option agreement with Cariboo Rose Resources to earn a 60% interest in the Carruthers Pass copper property. To earn 60% interest the Company has to make $400,000 of stage payments, issue $250,000 worth common shares and incur $3,000,000 worth exploration expenses on the property over period of five years.

SELECTED ANNUAL FINANCIAL INFORMATION

	Year Ended	Year Ended	Year Ended
	April 30, 2021	April 30, 2020	April 30, 2019
Revenue and interest income	$38,790	$-	$-
Net loss for the year	11,099,272	4,207,030	889,732
Comprehensive loss for the year	11,093,796	4,207,030	889,732
Loss per share (basic and diluted)	0.13	0.11	0.00
Total assets	39,475,370	9,639,681	1,611,322
Current liabilities	1,290,721	142,915	68,221
Long-term financial liabilities	-	-	4,867
Shareholders' equity	38,184,649	9,496,766	1,538,234
Cash dividends declared - per share	N/A	N/A	N/A

RESULTS OF OPERATION

EXPLORATION PROJECTS

The Company's exploration activities are at an early stage and there are no known economically recoverable deposits of minerals on any of the Company's exploration properties. All activities of the Company are highly speculative in nature.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2021

RESULTS OF OPERATION, CONTINUED

PANUCO- COPALA PROJECT

On August 8, 2019, Canam entered into an option agreement with Minera Rio Panuco SA de CV ("Panuco") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$2,000,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$23,000,000. The option agreement was amended on May 6, 2020. On September 9, 2019, Canam entered into option agreement with Silverstone Resources SA de CV ("Copala") whereby the Company can earn a 100% interest in certain concessions and assets by spending USD$1,423,000 in exploration by the second anniversary date of the agreement and paying a cumulative of USD$20,000,000.

Following is a summary of the terms of exercising the Options as renegotiated in 2020:

	Panuco		Copala
	Work	Payment	Work	Payment
	Commitment	(USD)	Commitment	(USD)
Milestone	(USD)		(USD)
On signing (paid)	$-	$450,000	$-	$335,575
12 month anniversary of signing (incurred)	1,000,000	-	-	-
On November 02, 2020 (paid and incurred)	-	280,000	711,500	450,000
24 month anniversary of signing	1,000,000	750,000	711,500	2,134,500
36 month anniversary of signing	-	2,600,000	-	2,846,000
48 month anniversary of signing	-	4,000,000	-	3,557,500
60 month anniversary of signing	-	5,000,000	-	4,269,000
72 month anniversary of signing	-	5,000,000	-	6,407,425
84 month anniversary of signing	-	5,000,000	-	-
Total	$2,000,000	$23,080,000	$1,423,000	$20,000,000

LOCATION AND CONCESSIONS

The Panuco Silver Project is located in the Panuco - Copala mining district in the municipality of Concordia in southern Sinaloa state along the western margin of the Sierra Madre Occidental physiographic province in western Mexico. The Panuco project area is accessed from Mazatlán via Federal Highway 15 to Villa Union and then on Highway 40 for a total of 56 kilometres. The project is centred at 23º19' North latitude and 105º54' West longitude.

The project comprises 103 approved mining concessions in nineteen blocks and covering a total area of 5,283 hectares and one application for one mineral concession submitted by Rio Panuco covering 688 hectares. The mineral concessions are held 100% by Panuco and Copala.

GEOLOGY

The Panuco project is located along the western margin of the Sierra Madre Occidental ("SMO"), a high plateau and physiographic province that extends from the U.S.A. - Mexico border to the east- trending Trans Mexican Volcanic Belt. The SMO is an igneous province recording continental magmatic activity from the Late Cretaceous to the Miocene that has been separated into two main episodes.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2021

RESULTS OF OPERATION, CONTINUED

PANUCO- COPALA PROJECT, CONTINUED

The first episode, termed the Lower Volcanic Complex ("LVC") comprises an intermediate intrusive suite including the Sonora, Sinaloa and Jalisco batholiths and associated volcanic components of the Tarahumara Formation in Sonora and equivalent volcanic rocks in the Jalisco block. This period of magmatic activity is associated with the Laramide orogeny and occurred from 80 to 50 million years ago ("Ma"). The second magmatic episode is dominated by rhyolitic ignimbrites that built one of the earth's largest silicic volcanic provinces and has been termed the Upper Volcanic Supergroup ("UVS"). These dominantly rhyolitic lavas were extruded in two episodes; from ~35 to 29 Ma and from 24 to 20 Ma. The western part of the SMO is cut by normal fault systems associated with the Gulf of California rift and subsequent extensional basins that developed between ~27Ma and 15Ma contain continental sedimentary rocks. The continental sedimentary rocks occur in a north-northwest trending belt extending from western Sonora to most of Sinaloa.

The basement to the SMO is locally exposed in Sinaloa and comprises folded metasedimentary and metavolcanic rocks, deformed granitoids, phyllitic sandstones, quartzites and schists that range in age from Jurassic to Early Cretaceous (Montoya-Lopera et al, 2019).

In the broader project area, the LVC comprises granite, granodiorite and diorite intrusions of the in Late Cretaceous to Early Paleocene San Ignacio and Eocene Piaxtla batholiths. Andesite lavas and ignimbrites cover these batholiths and are locally intruded by Eocene intrusive rocks. The UVS and LVC are separated by intermontane basins in the project area and these basins are filed with continental conglomerates and sandstones. The UVS consists of two episodes of silicic ignimbrites, and minor basaltic lavas and rhyolitic domes. A ~32 to 30 Ma sequence of ignimbrites occur east toward Durango state while the second ~24-23.5 Ma sequence is present further to the west in Sinaloa.

The structure of the project area is dominated by north-northwest trending extensional faults of the Pueblo Nuevo - Tayoltita fault system. The extensional belt is associated with aligned rhyolite domes and Late Oligocene to Middle Miocene grabens.

On the local scale, the LVC is divided by into a series of informal units. From the stratigraphic base, these are the Socavón Rhyolite, Buelna Andesite and Portal Rhyolite. Overlying this sequence of interlayered volcanic rocks are the Productive Andesite. The Productive Andesite is intruded by the intermediate Arana Intrusive Andesite and Arana Intrusive Diorite and a felsic suite of intrusions including the Piaxtla Granite, Santa Lucia, Bolaños and Santa Rita dykes.

The intermediate intrusions have K/Ar age ranging from 39.9±1 to 36.6±1 Ma and U/Pb dating for rocks of the Piaxtla Granite yielded an age of 47.8±1.0 Ma. An erosional unconformity defined by Las Palmas and Camichin conglomerate and red beds separates the LVC from the UVS which comprises a thick section of ignimbrites, breccias and flows. The most prominent structures are major north- northwest trending normal faults that have formed a number of blocks that have been tilted to the east- northeast or west-southwest. These fault blocks represent northeast-southwest extension.

MINERALIZATION

Mineralization on the property comprises a number of epithermal quartz veins. To date approximately 75 kilometres of these veins have been traced by Vizsla and previous workers. Individual vein corridors are up to 3.7 kilometres long and range from decimeters to greater than 10 metres in width. Veins have narrow envelopes of silicification, local argillic alteration and are commonly marked by clay gouge. More distal alteration comprises propylitic alteration as chlorite.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2021

RESULTS OF OPERATION, CONTINUED

PANUCO- COPALA PROJECT, CONTINUED

The best mineralization along this fault corridor comprises hydrothermal quartz breccia with grey silica in the matrix and white or grey quartz clasts. The grey colour is due to the presence of very fine- grained disseminated sulphides, presumed to be mainly argentite or acanthite. A number of hydrothermal breccias have been discriminated to date by Vizsla and breccias with grey quartz occurring more commonly at lower levels of the fault structures and more barren white quartz-rich breccias occur in the upper part of the mineralized zone. Locally, mineralized zones are cut by narrow, banded quartz veins with thin dark bands of argentite / acanthite and pyrite. In the higher-grade zones fine-grained pyrite is disseminated in the quartz with rare fine-grained sphalerite and / or galena. Bladed quartz pseudomorphs after calcite have been noted at a number of locations within the fault zone and are indicative of boiling conditions.

All the mineralized zones have been cut by later quartz veinlets with a mix of white quartz and purple amethyst. The amethyst is thought to be related to mixing of near surface waters as the hydrothermal system is collapsing, as has been noted at the nearby San Dimas district (Montoya-Lopera et al, 2019).

The main structural corridors are Animas-Refugio, Cordon del Oro, Cinco Señores, Napoleon and La Colorada. Each structural corridor contains multiple identified prospects.

EXPLORATION UPDATE

Vizsla uses a multiple phase method of exploration. The initial activity consists of prospecting, surface mapping and sampling to identify areas of interest. The next phase is detailed mapping and systematic sampling. Mapping and sampling of mine workings are also performed to define potential areas for future work. Approximately 2,600 surface samples and 640 underground channel samples have been collected and sent for laboratory analysis by Vizsla staff since work by the company began. The prospects are then catalogued and prioritized for drilling.

Since November 2019, fourteen prospects have been drill tested. They are Los Generales, Rosarito, La Negra, Josephine, Ojo de Agua, La Pipa, Mariposa, Paloma, Honduras, Napoleon vein (consisting of individually named Gallinero, Napoleon, Limoncito, Papayo, and Estrella prospects), San Carlos, Tajitos, Peralta and Aguita Zarca. To date approximately 73,200 m of PQ and HQ diameter drilling has been completed and approximately 10,600 samples were taken and shipped for laboratory analysis.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2021

RESULTS OF OPERATION, CONTINUED

PANUCO- COPALA PROJECT, CONTINUED

SUMMARY OF MATERIAL DRILL RESULTS

Zone	Drillhole	FROM	To	Width	Est. true width	Gold	Silver	Lead	Zinc	Silver Equivalent
Napoleon		(m)	(M )	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(g/t)
	NP-20-02	99.8	116.8	17	9.33	5.5	369	0.7	1.28	906
	including	108.6	116.8	8.2	4.5	11.06	739	1.34	2.38	1,812
	including	108.6	111.6	3	1.65	20.58	1,368	1.29	1.63	3,273
	NP-20-03	76	110.25	34.25	22.03	2.09	106	0.49	1.35	338
	Including	76	84.45	8.45	5.44	3.21	196	0.4	2.2	544
	and	77	78	1	0.64	11.6	642	0.44	1	1,719
	Including	102.4	110.25	7.85	5.05	5.4	215	1.48	3.3	816
	and	102.4	103.5	1.1	0.71	5.62	522	6.36	5.45	1,288
	and	106.5	107.5	1	0.64	5.77	636	2.05	2.28	1,236
	NP-20-05	118.6	122.4	3.8	3	2.19	283	0.86	1.72	530
	including	118.6	119.6	1	0.79	5.1	719	0.71	1.42	1,201
	NP-20-07	69	82.7	13.7	5.36	29.48	816	1.36	2.12	3,597
	including	69	75	6	2.35	66.83	1,808	2.99	3.3	8,078
	and	69.5	73.2	3.7	1.45	107.87	2,889	4.8	4.56	12,992
	NP-20-08	103.5	130.5	27	13.55	0.65	47	0.22	0.77	127
	including	108.9	119.4	10.5	5.27	1.02	83	0.22	1.17	204
	and	116.9	118.15	1.25	0.63	2.32	480	0.42	4.53	782
	NP-20-09	68	90.6	22.6	9.09	1.05	141	0.48	0.83	261
	including	71.85	73	1.15	0.46	3	551	0.31	0.69	821
	NP-20-11	95.75	98.85	3.1	2.21	2.87	221	0.33	1.29	513
	including	97.85	98.85	1	0.71	7.41	569	0.52	1.79	1,279
	NP-20-13	130.35	134.2	3.85	3.23	2.57	262	1.26	2	562
	including	132	134.2	2.2	1.85	3.11	438	2.13	3.14	822
	NP-20-25	124.7	150	25.3	15.32	2.02	255	0.31	0.61	449
	including	127.5	128.65	1.15	0.7	17	2,790	1.88	3.88	4,341
	and	145.2	146.4	1.2	0.73	18.2	1,915	1.15	1.57	3,560
	NP-20-27	106.35	109.5	3.15	2.01	2.9	415	2.01	2.07	755
	including	107.25	108.1	0.85	0.54	4.83	725	0.82	1.24	1,180
	NP-20-27	116.55	121.4	4.85	2.58	8.7	870	0.85	2.02	1,696
	including	117.95	119.35	1.4	0.74	14.8	1,395	1.56	3.43	2,807
	NP-20-31	47.05	59.6	12.55	3.54	3.74	181	0.59	1.52	568
	NP-20-38	91.5	114	22.5	9.39	1.52	96	0.26	0.61	252
	including	91.5	92.65	1.15	0.48	19	890	2.41	3.56	2,746
	NP-20-42	149.15	165.4	16.25	11.02	2.27	180	0.44	1.31	422
	and	163.8	165.4	1.6	1.09	13.88	975	1.64	5.83	2,383

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2021

RESULTS OF OPERATION, CONTINUED

PANUCO- COPALA PROJECT, CONTINUED

Zone	Drillhole	FROM	To	Width	Est. true width	Gold	Silver	Lead	Zinc	Silver Equivalent
Napoleon	NP-20-51	82.4	83.5	1.1	0.49	6.88	2,278	0.21	0.51	2,800
	NP-20-54	317.25	323.5	6.25	2.42	18.45	87	1.27	3.36	1,909
	including	317.25	318.35	1.1	0.43	101	307	2.88	10.55	10,019
	NP-20-59	197.25	200.8	3.55	1.75	10.24	20	0.15	0.48	989
	including	199.65	200.8	1.15	0.57	16.8	28	0.2	0.61	1,612
	NP-21-65	199.5	219.35	19.85	4.64	0.77	100	0.72	1.69	252
	including	207	214.5	7.5	1.75	0.77	145	8.85	8.91	381
	NP-21-68	288.45	292.7	4.25	1.47	0.38	157	0.48	1.01	380
	including	291.55	292.7	1.15	0.4	0.89	477	1.94	2.96	942
	NP-21-69	183.85	187.05	3.2	1.69	4.9	348	0.13	0.55	846
	including	183.85	184.7	0.85	0.45	10.45	323	1.21	3.49	1,421
	And Incl.	186.6	187.05	0.45	0.24	7.88	1,660	2.04	8.31	2,310
	NP-21-72	237.6	240.5	2.9	1.42	1.61	25	4.4	7.03	260
	NP-21-74	351.9	352.2	0.3	0.3	5.75	236	0.97	1.93	1,023
	NP-21-76	164.55	171.1	6.55		2.76	250	1.21	3.49	601
	including	166.9	167.8	0.9		11.9	493	0.56	1.4	1,812
	And	180.35	184.2	3.85	2.23	2.41	181	0.63	1.46	443
	including	180.35	181.5	1.15	0.67	5.91	319	0.97	1.93	918
	NP-21-79	97.9	99.5	1.6		1.82	209	0.62	1.72	420
	NP-21-80	198.8	205.8	7	4.61	5.84	469	0.59	1.2	1,027
	And	202.5	204.8	2.3	1.51	15.1	1,321	1.29	2.62	2,740
	NP-21-83	92.5	92.8	0.3		6.57	1,065	0.97	4.77	1,747
	And	101.55	103.2	1.65		1.8	234	0.64	2.08	451
	And	264.7	268.9	4.2	2.22	6.61	91	0.75	3.82	808
	including	266.15	266.55	0.4	0.21	61.8	278	2.16	15.6	6,435
Tajitos*	CS-20-01	75.9	80.4	4.5	2.93	7.29	1,201			1,808
	including	78.65	79.8	1.15	0.75	16.13	2,210			3,581
	CS-20-02	105	111.15	6.15	3.49	0.87	156			229
	including	110	110.7	0.7	0.4	5.28	989			1,422
	CS-20-03	116.7	120	3.3	1.55	0.63	116			168
	including	116.7	117.9	1.2	2.55	1.3	191			301
	CS-20-06**	96	109.5	13.5	8.93	4.35	536			910
	including	96	103.55	7.55	4.99	7.68	947			1,607
	CS-20-09	289.6	292.1	2.5	1.89	4.37	853			1,210
	CS-20-11	252.65	255.8	3.15	2.52	7.72	1,586			2,210
	including	253.5	254.5	1	0.8	23.1	4,420			6,309
	CS-20-13	117.54	119.7	2.16	1.96	2.43	749			930
	CS-21-17	143.7	146.25	2.55	2.1	1.46	201			325
	including	144.95	145.3	0.35	0.29	5.45	589			1,062

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2021

RESULTS OF OPERATION, CONTINUED

PANUCO- COPALA PROJECT, CONTINUED

Zone	Drillhole	FROM	To	Width	Est. true width	Gold	Silver	Lead	Zinc	Silver Equivalen
Tajitos*	CS-21-18	109.15	114.5	5.35	5	2.08	317			491
	including	111.2	112.5	1.3	1.21	6.05	910			1,420
	CS-21-19	147.8	152.65	4.85	4.32	1.62	226			363
	including	149.6	152.65	3.05	2.72	2.21	247			438
	CS-21-20	124	129.15	5.15	4.48	4.52	351			752
	including	125.75	128.1	2.35	2.04	8.45	633			1,383
	CS-21-21B	95	103	8	7.94	2.25	387			573
	including	97.5	103	5.5	5.46	3.14	532			792
	including	98	99.45	1.45	1.44	8.35	1,365			2,062
	CS-21-22A	53.7	56.4	2.7	2.39	1.72	119			272
	including	55.5	56.4	0.9	0.8	4.07	271			634
	CS-21-23	72.5	75.7	3.2	2.75	1.5	310			432
	including	72.5	73.5	1	0.86	3.96	876			1,193
	CS-21-24	50.75	53.55	2.8	2.72	0.74	161			221
	including	50.75	52.15	1.4	1.36	1.27	284			385
	CS-21-25	171.15	171.7	0.55	0.5	1.05	371			446
	CS-21-26	181.9	184.5	2.6	2.39	1.39	86			211
	including	181.9	182.75	0.85	0.78	1.97	234			404
	CS-21-27	191	196.4	5.4	5.22	0.41	94			127
	CS-21-28	208.2	211.5	3.3	2.82	0.16	19			32
	CS-21-29	207.45	215.4	7.95	7.76	1.56	391			513
	including	208.65	209.9	1.25	1.22	3.6	1,157			1,423
	CS-21-30	228.6	229.5	0.9	0.74	2.74	193			436
	CS-21-31	192	192.65	0.65	0.53	1.61	516			635
Papayo	NP-20-18	141.5	144	2.5	1.32	3.76	690	0.25	0.63	1,019
	including	141.5	142.5	1	0.53	7.96	1,515	0.5	1.21	2,206
	NP-20-19	163	164.1	1.1	0.78	2.66	474	0.94	1.61	752
	NP-20-21	163.8	166	2.2	1.49	1	207	0.56	1.32	331
	NP-20-24	194.1	196.5	2.8	1.37	1.31	168	0.15	0.35	292
	NP-20-29	188.85	191.6	2.75	0.89	2.98	334	0.15	0.45	605
	NP-20-36	184.5	191	6.5	2.46	1.21	144	0.76	2.41	321
	NP-20-50	132.4	135.45	3.05	1.91	0.96	198	1.43	4.53	413
San Carlos*	AM-20-16	285.45	307.5	22.05	15.62	0.91	110			189
	including	286.4	293.15	6.75	4.78	2.19	231			421
	And	286.4	287.9	1.5	1.06	5.08	821			1,245
	AM-20-17	262.25	285.7	23.45	19.2	0.3	53			78
	AM-20-18	304.4	328.75	24.35	17.18	0.45	67			104
	including	304.4	310.9	6.5	4.59	0.97	147			229
	AM-20-19	300.45	331.75	31.3	22.76	0.26	43			65

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2021

RESULTS OF OPERATION, CONTINUED

PANUCO- COPALA PROJECT, CONTINUED

*No material quantities of Lead (Pb) or Zinc (Zn)
**CS-20-06 intersected 3 workings given zero value

Note: All numbers are rounded. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppm x 0.0013) + (Zn_ppm x 0.0013)) / 0.5627 and Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289)) / 0.5627. Metal price assumptions are $17.50 ounce silver and $1,700 ounce gold, $0.75 pound lead and $0.85 pound Zn, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types.

PLANS FROM February 1, 2021 TO April 31, 2022

Drilling is planned to continue with the 10 rigs currently on site. Surface mapping, sampling and target generation will continue at the current levels. Other activities planned for this period include expanding the area covered by electromagnetic (EM) geophysics and increasing the area covered by drone magnetic geophysical surveys from the initial test program extents. Vizsla Silver plans to complete the maiden NI43-101 compliant resource estimate for the end of this period.

Additionally, several studies are underway or planned to begin during this period. These studies include metallurgical, geotechnical, hydrogeological, and mine trade off studies. The company is planning to initiate the data collection towards an environmental baseline study.

TECHNICAL DISCLOSURE

All technical disclosure covering the Company's mineral properties was prepared under the supervision of Martin Dupuis, P.Geo an independent consultant for the Company and a "Qualified Person" within the meaning of NI 43-101.

FINANCIAL RESULTS

For the year ended April 30, 2021 ("2021"), Vizsla incurred a net loss of $11,099,272 compared to $4,207,030 for the year ended April 30, 2020 ("2020"). Increase in operations and expansion of the Company to support the increased operations resulted in an increase in costs and the net loss for 2020. Stock base compensation and depreciation are non-cash items. Excluding the non-cash items, the loss for 2021 is $6,426,425 compared to $2,757,597 for 2020.

The Company spend $10.97 million of exploration expenses on the Panuco-Copala project during the period. The discovery on the project warranted a company awareness program. The Company launched a comprehensive marketing plan to bring awareness to the Vizsla brand. This resulted in substantial cost being incurred on marketing. During 2021, the Company continued building its management and support staff and brining all the corporate functions inhouse and expanding the administration functions in Mexico to support the exploration program. These corporate actions resulted in an increase of $1.3 million in marketing expense, $675,000 in consulting and management fees, $284,000 in professional fees and $881,000 in office and miscellaneous expenses. The Company recorded an exchange loss of $647,207 during 2021 compared to $300,526 in 2020. The increase is due to strengthening of US$ against CAD$ and Mexican pesos where most of the payments in Mexico operations were paid in US$ or pesos and the funds were raised and maintained in CAD$. Generative exploration costs increased marginally by $20,000 in 2021 compared to 2020, since the Company's focus was on the Panuco-Copala project.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2021

FINANCIAL RESULTS, CONTINUED

The table below shows the major variances.

	2021	2020	Variance
	$	$	$
Consulting fees	851,396	325,009	526,387
Management fees	666,653	517,667	148,986
Insurance	42,102	18,425	23,677
Exploration - generative	157,040	137,240	19,800
Marketing	2,089,259	762,051	1,327,208
Office and miscellaneous	1,268,328	387,069	881,259
Professional fees	510,705	226,969	283,736
Share based compensation	4,661,744	1,444,377	3,217,367
Transfer agent and filing	163,329	87,508	75,821
Travel and promotion	69,206	-	69,206
Foreign exchange (gain)/loss	647,207	300,526.00	346,681

SUMMARY OF QUARTERLY RESULTS

Selected quarterly information for each of the eight most recently completed financial periods is set out below. All results were compiled using IFRS.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	April 30,	January 31,	October 31,	July 31,	April 30,	January 31,	October 31,	July 31,
	2021	2021	2020	2020	2020	2020	2019	2019

Revenues and interest income	38,790	-	-	-	-	-	-	-

Net loss	1,985,381	2,732,885	4,319,749	2,061,257	969,948	2,320,405	439,621	477,056

Loss per common share	(0.02)	(0.03)	(0.05)	(0.06)	(0.02)	(0.06)	(0.01)	(0.01)

The variance on October 31, 2020, was the amount of stock-based compensation recognized compared to the other quarters. The variance from April 30, 2020, onwards were related to expansion of operations discussed under financial results. The net loss for the quarter one, two, three and four of 2021 included $968,100, $2,989,387, $354,664 and $349,593 of stock-based compensation expense.

LIQUIDITY

The Company's cash and cash equivalents at April 30, 2021, were $19,398,272 compared to $2,583,910 at April 30, 2020. The Company had working capital of $19,575,044 at April 30, 2021, compared to working capital of $2,810,282 at April 30, 2020. The increase in working capital is primarily due to the three financings completed during the year ended April 30, 2021 for gross proceeds of $35 million. The treasure was further strengthened by the bought deal of $69 million closed on June 3, 2021 and the non-brokered private placement of $4.2 million completed on June 21, 2021.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2021

LIQUIDITY, CONTINUED

During the year ended April 30, 2021, $6.4 million was used in operating activities compared to $3 million during the comparative period. Investing activities used $12 million during 2021 compared to $3 million in 2020. Increase is due to the Panuco-Copala exploration program.

During the year ended April 30, 2021, 6,173,388 warrants and 1,936,000 options were exercised for proceeds of $2,535,650.

The Company's financial instruments are cashable at any time without restriction.

The Company has no long-term debt or commitments.

As the Company has no revenues, its ability to fund operations is dependent upon its ability to secure financing through the sale of equity or assets. The value of any mineral property is dependent upon the existence of economically recoverable mineral reserves, or the possibility of discovering such reserves, or proceeds from the disposition of such properties. See Section "Risk Factors", below.

CAPITAL RESOURCES

The Company had 94,068,744 issued and outstanding common shares as of April 30, 2021, (April 30, 2020 - 58,895,348).

The Proceeds from private placements (described under overall performance) will be used for exploration and general working capital purposes.

During the year ended April 30, 2021, the Company issued 17,890,732 warrants with a weighted average exercise price of $2.30 in relation to the three financings that were completed. During the year ended April 30, 2021, 6,173,388 warrants were exercised for gross proceeds of $1,776,180.

During the year ended April 30, 2021, the Company issued 5,838,000 options with a weighted average exercise price of $1.51. During the year ended April 30, 2021, 155,000 options were cancelled, and 1,936,000 options were exercised for gross proceeds of $759,470.

The fair value of the options granted was calculated using the Black-Scholes option pricing model with a risk-free interest rate of 0.32%-0.58%, expected volatility of 93.7% - 103.9% and zero expected dividend yield for a five-year term. The Company recorded total fair value of $4,661,744 as share based compensation for the year ended April 30, 2021.

OFF-BALANCE SHEET ARRANGEMENTS

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of business, nor does it have any unconsolidated affiliates.

TRANSACTIONS WITH RELATED PARTIES

a) During the year ended April 30, 2021, the Company paid the CEO, CFO, Technical Director and VP Exploration $1,451,749 in consulting fees and bonuses as compensation compared to $476,000 during the year ended April 30, 2020.

Below table provides the breakdown of the fees and bonuses paid for the fiscal year ended April 30, 2021:

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2021

TRANSACTIONS WITH RELATED PARTIES, CONTINUED

Related Party	Position	Fees	Bonus	Total
Michael Konnert	CEO	336,667	350,000	686,667
Velkjo Brcic	VP. Corp. Development	149,452	22,000	171,452
A company controlled by Mahesh Liyanage	CFO	42,500	10,700	53,200
A company controlled by Martin Bajic	Former CFO	45,000	-	45,000
A company controlled by Charles Funk	Technical Director	116,580	250,000	366,580
A company controlled by Martin Dupuis	VP Exploration	-	7,000	7,000
		690,199	639,700	1,329,899

b) During the year ended April 30, 2021, the Company paid $300,000 (April 30, 2020 - $135,657) to a company controlled by the CEO and the chairman of the Company for rent and general administration expenses.

c) The Company has incurred $235,543 (April 30, 2020: $46,667) in director fees to the Company's directors.

d) The Company has granted 3,863,000 (April 30, 2020: 1,761,000) stock options in total to officers of the Company.

e) As of April 31, 2021, $Nil (April 30, 2020, $25,253) was payable to directors and officers of the Company.

FOURTH QUARTER

During the three months ended April 30, 2021, the Company continued with the normal course of business of exploration. As in the other quarters, the concentration was on the exploration of Panuco Copala project in Mexico. On February 17, 2021, the company granted 2,138,000 options with an exercise price of $1.50 which expire in five years. During the period 1,790,000 options were exercised for gross proceeds of $712,250.

PROPOSED TRANSACTIONS

There are no proposed transactions as of the date of this MD&A other than a spin out proposal of its BC copper assets, being the 100% owned Blueberry project and the option on the Carruthers Pass property. Please refer to the overall performance section

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make certain estimates that affect the amounts reported in the consolidated financial statements. The accounting estimates considered to be significant include the recognition of deferred income tax assets and share-based compensation.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2021

CRITICAL ACCOUNTING ESTIMATES, CONTINUED

Share-based compensation

Calculating share-based compensation requires estimates of expected volatility in the share price, risk-free interest rates, number of options expected to vest, and a determination that standard option pricing models such as Black-Scholes fairly represent the actual compensation associated with options. Share price volatility is calculated using the Company's own trading history. The risk-free interest rate is obtained from the Bank of Canada zero coupon bond yield for the expected life of the options. The Company believes that the Black-Scholes option pricing model is appropriate for determining the compensation cost associated with the grant of options.

Impairment

Judgment is involved in assessing whether there is any indication that an asset may be impaired. This assessment is made based on the analysis of, amongst other factors, changes in the market or business environment, events that have transpired that have impacted the asset, and information from internal reporting.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss except to the extent it relates to items recognized directly in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss). In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Decommissioning provision

The value of decommissioning liabilities depends on estimates of current risk-free interest rates, future restoration and reclamation expenditures and the timing of those expenditures.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2021

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There has been no adoption or recognition of accounting policies other than those disclosed in the note 3 to the annual audited consolidated financial statements for the years ended April 30, 2021 and 2020.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's activities expose it to a variety of financial risks, which include foreign currency risk, credit risk and liquidity risk. The Company's risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.

Foreign Currency Risk

The Company incurs certain expenses in currencies other than the Canadian dollar. The Company is subject to foreign exchange risk as a result of fluctuations in exchange rates. The Company manages this risk by maintaining bank accounts in US dollars and Mexican pesos to pay foreign currency expenses as they arise. Receipts in foreign currencies are maintained in those currencies. The Company does not undertake currency hedging activities. The Company also does not attempt to hedge the net investment and equity of integrated foreign operations.

Credit Risk

Credit risk is the risk of an unexpected loss if a counterparty or third party to a financial instrument fails to meet its contractual obligations. To reduce credit risk, cash and cash equivalents are on deposit at major financial institutions.

The Company is not aware of any counterparty risk that could have an impact on the fair value of the cash and cash equivalents.

The carrying value of the financial assets represents the maximum credit exposure. The Company minimizes credit risk by reviewing the credit risk of the counterparties to its arrangements prior to entering into such agreements.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis, including exploration plans. The Company attempts to ensure that there are sufficient funds to meet its short- term business requirements, considering its anticipated cash flows from operations and holdings of cash and cash equivalents.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2021

OTHER REQUIREMENTS

Risks Factors and Uncertainties

Sensitivity Analysis

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. On the basis of current market conditions, the Company has determined that a 1% change in interest rates or a 10% change in foreign exchange rates would be immaterial. Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, intense competition in the resource industry, market conditions and the Company's ability to access new sources of capital, mineral property title, results from property exploration and development activities, and currency fluctuations. The Company has a history of recurring losses and there is no expectation that this situation will change in the foreseeable future.

Competition

Other exploration companies, including those with greater financial resources than the Company, could adopt or may have adopted the same business strategies and thereby compete directly with the Company, or may seek to acquire and develop mineral claims in areas targeted by the Company. While the risk of direct competition may be mitigated by the Company's experience and technical capabilities, there can be no assurance that competition will not increase or that the Company will be able to compete successfully.

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company's potential profitability and ability to continue as a going concern. At present, the Company has cash resources to fund planned exploration for the next twelve months. Timing of additional equity funding will depend on market conditions as well as exploration requirements.

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. These conditions may persist for an indeterminate period of time.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2021

OTHER REQUIREMENTS, CONTINUED

Risks Factors and Uncertainties (continued)

Foreign Operations and Political Risk

The Company's mineral properties are located in Canada, Mexico, and the United States. In foreign jurisdictions, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect its business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and exploration health and safety. These risks are not unique to foreign jurisdictions and apply equally to the property interest in Canada.

Mineral Property Tenure and Permits

The Company has completed a review of its mineral property titles and believes that all requirements have been met to ensure continued access and tenure for these titles. However, ongoing requirements are complex and constantly changing so there is no assurance that these titles will remain valid. The operations of the Company will require consents, approvals, licenses and/or permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary consents, approvals, licenses and permits that may be required to carry out exploration, development and production operations at its projects.

Although the Company acquired the rights to some or all of the resources in the ground subject to the tenures that it acquired, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable laws usually provide for rights of access to the surface for the purpose of carrying on exploration activities, however, the enforcement of such rights can be costly and time consuming. It is necessary, as a practical matter, to negotiate surface access.

There can be no guarantee that, despite having the right at law to access the surface and carry-on exploration activities, the Company will be able to negotiate a satisfactory agreement with existing landowners for such access, and therefore it may be unable to carry out exploration activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdictions.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2021

OTHER REQUIREMENTS, CONTINUED

Risks Factors and Uncertainties (continued)

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. There is no assurance that commercial quantities of ore will be discovered on any of the Company's properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production. Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size, grade, metallurgy, and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, and the Company's business may be adversely affected by its inability to advance projects to commercial production.

Uninsured or Uninsurable Risks

The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's evaluation of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and operating activities.

Commodity Prices

The prices of gold, silver, copper, lead, zinc, moly, and other minerals have fluctuated widely in recent years and are affected by a number of factors beyond the Company's control, including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, consumption patterns, and speculative activities and increased production due to improved exploration and production methods. Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of companies to participate in joint ventures with the Company and the level of their financial commitment. The supply of commodities is affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has, or has the right to acquire, an interest may be mined at a profit.

Conflicts of Interest

Certain directors and officers of the Company also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with the Company, such directors and officers may have conflicts of interest in negotiating and concluding the terms of such ventures. Such other companies may also compete with the Company for the acquisition of mineral property rights. In the event that any such conflict of interest arises, the Company's policy is that such a director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (BC), the directors and officers of the Company are required to act honestly and in good faith with a view to the best interests of the Company.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2021

OTHER REQUIREMENTS, CONTINUED

Risks Factors and Uncertainties (continued)

Dependence Upon Others and Key Personnel

The success of the Company's operations will depend upon numerous factors including its ability to attract and retain additional key personnel in exploration, marketing, joint venture operations and finance. This will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees. There can be no assurance that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities. This is especially true as the competition for qualified geological, technical personnel and consultants can be particularly intense.

Government Regulation

The Company operates in an industry which is governed by numerous regulations, including but not limited to, environmental regulations as well as occupational health and safety regulations. Most of the Company's mineral properties are subject to government reporting regulations. The Company believes that it is in full compliance with all regulations and requirements related to mineral property interest claims. However, it is possible that regulations or tenure requirements could be changed by the respective governments resulting in additional costs or barriers to development of the properties. This would adversely affect the value of properties and the Company's ability to hold onto them without incurring significant additional costs. It is also possible that the Company could be in violation of, or non-compliant with, regulations it is not aware of.

Effects of COVID-19

COVID-19 (the coronavirus) has threatened a slowdown in the global economy as well as caused volatility in the global financial markets. While the full impact of COVID-19 on the global economy is uncertain, the rapid spread of COVID-19 may have an adverse effect on the Company's financial position. The extent to which COVID-19 may impact the Company's business will depend on future developments such as the geographic spread of the disease, the duration of the outbreak, travel restrictions, physical distancing, business closures or business disruptions and the effectiveness of actions taken in Canada and other countries to contain and treat the disease. Although it is not possible to reliably estimate the length or severity of these developments and their financial impact as of the date of approval of these condensed interim consolidated financial statements, continuation of the prevailing conditions could have a significant adverse impact on the Company's financial position and results of operations for future periods.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The significant components of general and administrative expenditures are presented in the consolidated financial statements. Significant components of mineral property expenditures are included in Section Results of Operations.

Outstanding Share Data

As of the date of this MD&A, the Company had 129,433,723 issued and outstanding common shares. In addition, the Company has 12,943,000 options outstanding that are expiring through July 27, 2026, and 33,561,381 warrants outstanding that are expiring through December 18, 2022. Details of issued share capital are included in Note 7 of the audited consolidated financial statements for the year ended April 30, 2021.

VIZSLA SILVER CORP. (FORMERLY VIZSLA RESOURCES CORP.) MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED APRIL 30, 2021

OTHER INFORMATION

All technical reports on material properties, press releases and material change reports are filed on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This document includes certain forward-looking statements concerning the future performance of the Company's business, its operations, its financial performance and condition, as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties. Factors that may cause actual results to vary from forward looking statements include, but are not limited to, the Company's ability to access capital, the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and reliance on key personnel, as described in more detail in this document under "Risk Factors and Uncertainties". Statements relating to estimates of reserves and resources are also forward- looking statements as they involve risks and assumptions (including, but not limited to, assumptions with respect to future commodity prices and production economics) that the reserves and resources described exist in the quantities and grades estimated and are capable of being economically extracted. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon.